UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Validus Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $0.175
(Title of Class of Securities)

BMG9319H1025
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 7,767,369*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,767,369*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐*
11.	Percent of Class Represented by Amount in Row (9) 7.1%
12.	Type of Reporting Person (See Instructions) HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 7,341,351*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,341,351*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) CO, HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 6,781,472*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,781,472*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) CO, HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,650,518*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,518*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) CO, HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person ML Global Private Equity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,650,518*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,518*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person MLGPE Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,650,518*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,518*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) FI

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person ML Global Private Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 4,650,518*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,518*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,550,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,172*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.4%
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,550,172*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,172*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.4%
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch, Pierce, Fenner & Smith Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 559,158*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,158*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) BD, IA

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person GMI Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 580,782*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,782*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Bank of America, National Association
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 426,018*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,018*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) BK

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Banc of America Investment Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,051*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,051*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IA

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

1.	Name of Reporting Person Merrill Lynch International
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 721*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 721*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) BD

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. BMG9319H1025

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common shares, par value $0.175 per share (the “Shares”), of Validus Holdings, Ltd. (the “Issuer”).

Item 1.

(a)           Name of Issuer:

Validus Holdings, Ltd.

(b)           Address of Issuer’s Principal Executive Offices:

19 Par-la-Ville Road
Hamilton, Bermuda HM 11
Item 2.

(a)           Name of Person Filing:

Bank of America Corporation
Merrill Lynch & Co., Inc.
Merrill Lynch Group, Inc.
Merrill Lynch GP Inc.
ML Global Private Equity Partners, L.P.
MLGPE Ltd.
ML Global Private Equity Fund, L.P.
Merrill Lynch Ventures, LLC
Merrill Lynch Ventures L.P. 2001
Merrill Lynch, Pierce, Fenner & Smith Incorporated
GMI Investments, Inc.
Bank of America, National Association
Banc of America Investment Advisors, Inc.
Merrill Lynch International

(b)           Address of Principal Business Office or, if None, Residence:

100 N. Tryon Street,
North Carolina, 28255

(c)           Citizenship:

See Item 4 of each cover page.

 (d)          Title of Class of Securities:

Common shares, $0.175 par value per share.

CUSIP No. BMG9319H1025

(e)           CUSIP Number:

BMG9319H1025

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: See below.

(b) Percent of Class: See below.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Zero.

(ii) Shared power to vote or to direct the vote:

Zero.

(iii) Sole power to dispose or to direct the disposition of:

Zero.

(iv) Shared power to dispose or to direct the disposition of:

See below.

As of December 31, 2010, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding Shares of the Issuer listed opposite its name:

Reporting Person	Shares Owned	Percentage of Issuer Outstanding Shares(1)
Bank of America Corporation (2)	0	0.0%
Merrill Lynch & Co., Inc. (3)	0	0.0%
Merrill Lynch Group, Inc. (4)	0	0.0%
Merrill Lynch GP Inc. (5)	0	0.0%

CUSIP No. BMG9319H1025

ML Global Private Equity Partners, L.P. (6)	0	0.0%
MLGPE Ltd. (7)	0	0.0%
ML Global Private Equity Fund, L.P. (8)	4,650,518**	4.3%
Merrill Lynch Ventures, LLC(9)	0	0.0%
Merrill Lynch Ventures L.P. 2001(10)	1,550,172***	1.4%
Merrill Lynch, Pierce, Fenner & Smith Incorporated(11)	559,158	0.5%
GMI Investments, Inc. (12)	580,782****	0.5%
Bank of America, National Association (13)	422,967	0.4%
Banc of America Investment Advisors, Inc. (14)	3,051	0.0%
Merrill Lynch International (15)	721	0.0%

(1)
Based on a total of 107,882,874 Shares outstanding, as reported by the Issuer on its Quarterly Report for the period ended September 30, 2010 filed on Form 10-Q on November 5, 2010, plus 1,067,187 Shares the Reporting Persons may acquire upon the exercise of certain warrants of the Issuer.

(2)
Bank of America Corporation (“BAC”), a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons.  Its specific relationship to the other Reporting Persons is explained below.  As the ultimate parent company of the other Reporting Persons, it may be deemed to beneficially own 7,767,369 Shares, representing 7.1% of the outstanding Shares of the Issuer.  BAC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(3)
Merrill Lynch & Co., Inc. (“ML&Co”), a Delaware corporation, is a wholly owned subsidiary of BAC.  Its specific relationship to the other Reporting Persons (as applicable) is explained below.  Because of such relationship, it may be deemed to beneficially own 7,341,351 Shares representing 6.7% of the outstanding Shares of the Issuer.  ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

** Includes 364,804 Shares acquirable upon the exercise of warrants of the Issuer.

*** Includes 121,601 Shares acquirable upon the exercise of warrants of the Issuer.

**** All 580,782 Shares are acquirable upon the exercise of warrants of the Issuer.

CUSIP No. BMG9319H1025

(4)
Merrill Lynch Group, Inc. (“ML Group”), a Delaware corporation, is a wholly owned subsidiary of ML&Co.  Its specific relationship to the other Reporting Persons (as applicable) is explained below.  Because of such relationship, it may be deemed to beneficially own 6,781,472 Shares representing 6.2% of the outstanding Shares of the Issuer.  ML Group hereby disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)
Merrill Lynch GP Inc. (“ML GP”), a Delaware corporation, is a wholly owned subsidiary of ML Group.  It is also the sole general partner of ML Global PE LP (as defined below) and as such may be deemed to beneficially own the 4,650,518 Shares (representing 4.3% of the outstanding Shares of the Issuer) indirectly owned by ML Global PE LP.  ML GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(6)
ML Global Private Equity Partners, L.P. (“ML Global PE LP”) is an exempted limited partnership organized in the Cayman Islands.  Because of its relationship (as described below) to MLGPE Ltd. and MLGPELP (as defined below), it may be deemed to beneficially own the 4,650,518 Shares (representing 4.3% of the outstanding Shares of the Issuer), directly owned by MLGPELP.  ML Global PE LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(7)
MLGPE Ltd., a Cayman Islands company, is a wholly owned subsidiary of ML Global PE LP.  It is also the sole general partner of MLGPELP and as such may be deemed to beneficially own 4,650,518 Shares (representing 4.3% of the outstanding Shares of the Issuer), directly owned by MLGPELP.  MLGPE Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(8)
ML Global Private Equity Fund, L.P. (“MLGPELP”) is an exempted limited partnership organized in the Cayman Islands.  MLGPE Ltd., as the general partner of MLGPELP, has decision-making power over the voting and disposition of shares of portfolio investments of MLGPELP, including MLGPELP’s investment in the Issuer.  However, the consent of ML Global PE LP is expressly required in connection with any such vote or disposition.  MLGPELP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(9)
Merrill Lynch Ventures, LLC (“ML Ventures LLC”), a Delaware limited liability company, is a wholly owned subsidiary of ML Group.  It is also the sole general partner of ML Ventures LP (as defined below) and as such may be deemed to beneficially own all the 1,550,172 Shares  (representing 1.4% of the outstanding Shares of the Issuer) directly owned by ML Ventures LP.  ML Ventures LLC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(10)
Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”) is a Delaware limited partnership.  Its decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC.  ML Ventures LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(11)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), a Delaware corporation, is a wholly owned subsidiary of ML&Co.  MLPFS hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

CUSIP No. BMG9319H1025

(12)
GMI Investments, Inc., a Delaware corporation, is a wholly owned subsidiary of ML Group.  GMI Investments, Inc. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(13)
Bank of America, National Association (“BANA”), a federally chartered bank, is a wholly owned subsidiary of BANA Holding Corporation, which is a wholly owned subsidiary of BAC North America Holding Company, which is a wholly owned subsidiary of NB Holdings Corporation (the “BANA Parent Companies”), which is a wholly-owned subsidiary of BAC.  Because of the relationships (as described in this footnote and below) to the Reporting Persons (as applicable) each of the BANA Parent Companies may be deemed to beneficially own 426,018 Shares (representing 0.4% of the outstanding Shares of the Issuer).  Because of BANA’s relationship (as described below) to the Reporting Persons (as applicable), BANA may be deemed to beneficially own 3,051 Shares (representing 0.0% of the outstanding Shares of the Issuer) in addition to its own direct holdings.  BANA and each of the BANA Parent Companies hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(14)
Banc of America Investment Advisors, Inc. (“BAIA”), a Delaware corporation, is a wholly owned subsidiary of BANA.  BAIA hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(15)
Merrill Lynch International (“MLI”) a company organized and existing under the laws of England and Wales.  MLI is a subsidiary of ML UK Capital Holdings, which is a wholly owned subsidiary of Merrill Lynch Holdings Limited, which is a wholly owned subsidiary of MLEIH Funding, which in turn is a wholly owned subsidiary of Merrill Lynch Europe Intermediate Holdings, which is a wholly owned subsidiary of Merrill Lynch Europe Limited, which in turn in a subsidiary of Merrill Lynch UK Holdings, which is a wholly owned subsidiary of ML EMEA Holdings LLC, which is a wholly owned subsidiary of Merrill Lynch International Incorporated (the foregoing companies shall collectively be referred to as the “MLI Parent Companies”) which in turn is a wholly owned subsidiary of ML&Co.  Due to their relationship with MLI, the MLI Parent Companies may be deemed to beneficially own 721 Shares (representing 0.0% of the outstanding Shares of the Issuer).  Each of the MLI Parent Companies and MLI hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 4.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. BMG9319H1025

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2011

BANK OF AMERICA CORPORATION
By:	/s/ Danielle Tobin Name: Danielle Tobin Title: Director

MERRILL LYNCH & CO., INC
By:	/s/ Lawrence Emerson Name: Lawrence Emerson Title: Attorney-In-Fact

MERRILL LYNCH GROUP, INC.
By:	/s/ Teresa Brenner Name: Teresa Brenner Title: Associate General Counsel

MERRILL LYNCH GP INC.
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P. By: Merrill Lynch GP, Inc., its general partner
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

CUSIP No. BMG9319H1025

MLGPE LTD.
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE Ltd., its general partner
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

MERRILL LYNCH VENTURES, LLC
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

MERRILL LYNCH VENTURES L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Lawrence Emerson Name: Lawrence Emerson Title: Attorney-in-Fact

GMI INVESTMENTS, INC.
By:	/s/ Margaret Nelson Name: Margaret Nelson Title: Vice President and Secretary

CUSIP No. BMG9319H1025

BANK OF AMERICA, NATIONAL ASSOCIATION
By:	/s/ Danielle Tobin Name: Danielle Tobin Title: Director

BANC OF AMERICA INVESTMENT ADVISORS, INC.
By:	/s/ Russell Tipper Name: Russell Tipper Title: Director

MERRILL LYNCH INTERNATIONAL
By:	/s/ Gurjit Wadhera Name: Gurjit Wadhera Title: Managing Director

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement